UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.20549

SCHEDULE TO-I/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION14(d) (1) or 13(e) (1)

of the SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY

(Name of Subject Company (Issuer)

INDEPENDENCE HOLDING COMPANY

(OFFEROR)

(Names of Filing Persons (identifying Status as Offeror, Issuer or Other

Person)

453440 30 7

(Cusip Number of Class of Securities)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

David T. Kettig

Independence Holding Company

96 Cummings Point Road,

Stamford, Connecticut 06902

(203) 358-8000

(Name, Address, and Telephone Numbers of Person Authorized to

Receive Notices and Communications on behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation: Amount of Filing Fee:

$1,675,000* $335.00

*Assumes purchase of 100,000 shares at $16.75 per share.

[ X] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $335.00 Form or Registration No.: TO-I

Filing Party: Independence Holding Company Date Filed: July 26, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] Third-party tender offer subject to Rule 14d-1.

[X] Issuer tender offer subject to Rule 13e-4.

[ ] Going-private transaction subject to Rule 13e-3.

[ ] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 26, 2001 related to our offer to purchase 100,000 shares of our common stock, or such lesser number of shares as are properly tendered and not withdrawn, at a price not greater than $16.75 nor less than $15.00 per share, upon the terms and subject to the conditions described in the Offer to Purchase dated July 26, 2001 and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a) (1)(A) and (a) (1)(B), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1 - 8.

Items 1 through 8 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1. The Summary of Terms - "Who is offering to purchase my Shares" - is hereby amended to add the following phrase at the end of the second sentence: ", which are former names of the Company."

2. All references in the Offer to Purchase with regard to payment of the purchase price are hereby revised to provide that the purchase price will be paid "promptly" instead of "as soon as practicable" after the expiration of the offer period.

3. All references in the Offer to Purchase to the date on which shares may be withdrawn if not accepted for payment by the Company are hereby changed to September 21, 2001.

4. The last sentence of the "Forward Looking Statements" section of the Offer to Purchase is hereby amended by deleting the last sentence.

5. The following sentence is hereby added at the end of the fourth paragraph of Section 2 of the Offer to Purchase: "The Offer could negatively impact the liquidity of the non-tendered Shares, because there will be fewer shares outstanding after the Offer. However, IHC believes this will have a minimal impact on liquidity as the 100,000 Shares for which IHC is tendering only represent 1.3% of its outstanding Shares."

6. The Offer to Purchase is hereby amended to provide that the Company will use its "reasonable judgment" as opposed to its "sole judgment" in determining whether any of the conditions set forth in Section 6 of the Offer to Purchase has occurred.

7. The first sentence of the last paragraph in Section 6 of the Offer to Purchase is hereby amended to read as follows:

"The foregoing conditions are for the Company's sole benefit and may be asserted prior to the Expiration Date by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company), and any such condition may be asserted and waived by the Company in whole or in part, at any time and from time to time prior to the expiration date in its reasonable discretion."

8. Section 8 of the Offer to Purchase is hereby amended by adding the following sentence at the end of the first paragraph: "The number and percentage of Shares beneficially owned by each executive officer, director and controlling person of IHC is incorporated by reference from the Company's Definitive Proxy Statement dated April 30, 2001."

9. The subsection titled "Additional Information" in Section 10 of the Offer to Purchase is hereby amended by deleting the third sentence and replacing it with the following sentence.

"The Company has also filed the Schedule TO with the Commission, which includes certain additional information relating to the Offer."

10. Section 14 of the Offer to Purchase is hereby amended by deleting the third sentence and replacing it with the following sentence.

"The Company also expressly reserves the right, in its reasonable discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or, subject to governmental regulatory approvals, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof."

11. The Letter of Transmittal is hereby amended to delete clause (d) on page 3, to add "and" at the end of the preceding clause (b), and to delete "; and" at the end of the preceding clause (c) and insert a period.

ITEM 12. EXHIBITS.

EXHIBIT

NUMBER DESCRIPTION

------------- --------------------

(a) (1) (A)** Offer to Purchase dated July 26, 2001

(a) (1) (B)** Letter of Transmittal

(a) (1) (C)** Notice of Guaranteed Delivery

(a) (1) (D)** Letter to brokers, dealers, commercial banks, trust companies and other nominees dated July 26, 2001

(a) (1) (E)** Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated July 26, 2001

(a) (1) (F)** Letter to shareholders from the Chief Executive Officer of IHC dated July 26, 2001.

(a) (1) (G)** Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a) (1) (H)* Press Release dated July 16, 2001

(a) (1) (I)** Example of "Dutch Auction" Process

(a) (1) (J)** Press Release dated July 26, 2001 announcing commencement of tender offer

(a) (2) - (5) Not applicable

(b) Not applicable

    Not applicable

(g) Not applicable

(h) Not applicable

*Previously filed on Schedule TO- C on July 16, 2001

**Previously filed on Schedule TO-I on July 26, 2001.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2001 INDEPENDENCE HOLDING COMPANY

/s/ Roy T.K. Thung Roy T.K. Thung

Chief Executive Officer

EXHIBIT INDEX

EXHIBIT

NUMBER DESCRIPTION

------------- --------------------

(a) (1) (A)** Offer to Purchase dated July 26, 2001

(a) (1) (B)** Letter of Transmittal

(a) (1) (C)** Notice of Guaranteed Delivery

(a) (1) (D)** Letter to brokers, dealers, commercial banks, trust companies and other nominees dated July 26, 2001

(a) (1) (E)** Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated July 26, 2001

(a) (1) (F)** Letter to shareholders from the Chief Executive Officer of IHC dated July 26, 2001.

(a) (1) (G)** Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a) (1) (H)* Press Release dated July 16, 2001

(a) (1) (I)* Example of "Dutch Auction" Process

(a) (1) (J)** Press Release dated July 26, 2001 announcing commencement of tender offer

(a) (2) - (5) Not applicable

(b) Not applicable

(d) Not applicable

(g) Not applicable

(h) Not applicable

*Previously filed on Schedule TO-C on July 16, 2001

**Previously filed on Schedule TO-I on July 26, 2001.